[eHealth, Inc. Letterhead]

September 15, 2010

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Suzanne Hayes, Branch Chief
Johnny Gharib, Staff Attorney

Re:	eHealth, Inc.

Form 10-K for the fiscal year ended December 31, 2009

Filed March 5, 2010

File No. 001-33071

Dear Sirs and Madam:

eHealth, Inc. (the “Company”) submits this letter in response to the comments contained in the Securities and Exchange Commission staff’s (the “Staff”) letter dated August 25, 2010 (the “Comment Letter”) relating to the above referenced filing. For your convenience, we have numbered and restated in bold and italics each comment to correspond to the numbering contained in the Comment Letter.

Form 10-K filed March 5, 2010

Carrier Relationships, page 4

1. We note that eHealth, Inc. enters into contractual agency relationships with health insurance carriers that are non-exclusive and terminable on short notice by either party for any reason. Revenue derived from three of these carriers, Aetna, Wellpoint and UnitedHealthcare, represented 16%, 15% and 14% of total revenue in 2009, respectively. Please provide disclosure to be included in your Form 10-K regarding the material terms of these contracts with Aetna, Wellpoint and UnitedHealthcare including fee and payment, term and termination and any other material provisions and file as exhibits the contracts underlying these three contractual agency relationships. Alternatively tell us the basis for your belief that you are not required to file the agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

September 15, 2010

Company Response:

We respectfully inform the Staff that we believe that the current disclosure in our annual report on Form 10-K for the fiscal year ended December 31, 2009 is sufficient with respect to our carrier relationships. Further, we have concluded that the filing of our agreements with Aetna, Wellpoint and UnitedHealthcare is not required pursuant to Item 601 of Regulation S-K.

Carrier Relationships Disclosure

In our Form 10-K, we describe the material terms and conditions of our typical contractual agency relationships with health insurance carriers. We do not, however, describe specific terms of our arrangements with Aetna, Wellpoint and UnitedHealthcare as we have concluded that our business is not dependent on any one of these carriers pursuant to Item 101(c)(vii) of Regulation S-K.

Discussions of our health insurance carrier relationships are primarily found in three sections of our Form 10-K. First, on pages 1-2, we disclose the nature of the commission revenue that we receive from health insurance carriers. On page 4, in the Business section, we disclose that our typical carrier relationships are non-exclusive and terminable on short notice by either party for any reason. Second, in the last risk factor listed on page 12, we describe the risks related to our carrier relationships, including the impact of a termination of a carrier relationship. Third, on page 72, in the notes to consolidated financial statements, we provide additional information regarding these three carrier relationships, including that we believe the potential for collection issues with any of our carriers is minimal and, accordingly, maintain an immaterial balance in our allowance for uncollectible accounts. We have not provided fee and payment information relating to our carrier relationships as we believe that information is highly-negotiated confidential commercial information that could harm our competitive position and that of our carrier partners.

Although we derived more than 10% of our consolidated revenue for the fiscal year ended December 31, 2009 from carriers owned by each of Aetna, Wellpoint and UnitedHealthcare, our business is not dependent on any one of those individual carriers or on Aetna, Wellpoint or UnitedHealthcare. We have relationships with in excess of 180 health insurance carriers and, if any one of Aetna, Wellpoint or UnitedHealthcare terminated its relationship with us, we would have alternative health insurance products available in the relevant geographic areas. In addition, we would continue to receive commissions relating to past sales of each of these health insurance carrier’s products, subject to customary provisions such as our maintaining our health insurance licenses and appointments. Accordingly, we believe that our current disclosure in the Form 10-K regarding our carrier relationships in general, including our relationships with Aetna, Wellpoint and UnitedHealthcare, complies with Item 101 of Regulation S-K and provides investors with important information related to such relationships.

September 15, 2010

Item 601 Analysis

Pursuant to Item 601(b)(10)(ii) of Regulation S-K, if a contract is of a sort that ordinarily accompanies the kind of business conducted by the company, it is deemed to be ordinary course and need not be filed unless, under subsection (ii)(B), it is a “contract upon which the registrant’s business is substantially dependent.” The rule provides examples of substantial dependence such as “continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials,” or any “license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

Based on our experience with carriers and the fact that we have entered into agreements with over 180 carriers, we have concluded that all of our arrangements with carriers have been entered into in the ordinary course of our business. The material terms and conditions of all such arrangements are fairly standard. Therefore, our agreements with Aetna, Wellpoint and UnitedHealthcare are of a sort that ordinarily accompanies the kind of business conducted by eHealth.

Moreover, our business is not substantially dependent on any of our carriers. None of our agreements with Aetna, Wellpoint and UnitedHealthcare obligate us to sell a major part of our goods or services to these carriers, do not obligate the other party (individually or collectively) to buy a major part of our goods or services, and do not involve the license to or by us of intellectual property upon which our business depends.

In light of the Staff’s comment, in future filings we will critically assess our disclosure regarding our carrier relationships to ensure that it provides a clear description of the material terms, conditions and risks related to our carrier relationships.

Schedule 14A

Executive Compensation, page 23

2. Please confirm that your 2011 proxy statement will discuss the factors the compensation committee considered in exercising its discretion with respect to individual performance when awarding cash bonuses. Additionally, confirm that you will discuss the level of achievement of the company performance goals.

Company Response:

We confirm to the Staff that, to the extent that our compensation committee exercises discretion with respect to evaluating the individual performance of our named executive officers in determining their annual cash bonus payouts for fiscal year 2010, we will disclose the exercise of such discretion in our 2011 proxy statement. Furthermore, in the event that such discretion is exercised, we will disclose the factors that the compensation committee considered. We also confirm that we will disclose the extent to which company performance goals were achieved.

September 15, 2010

Compensation Risk Analysis

3. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Company Response:

We respectfully inform the Staff that we did not include disclosure in response to Item 402(s) of Regulation S-K as we concluded that risks arising from our compensation practices and policies for our employees are not reasonably likely to have a material adverse effect on our business.

In evaluating whether any disclosure was required in response to Item 402(s) of Regulation S-K, our management, in conjunction with outside legal counsel, conducted a review of our compensation policies and practices to assess whether such policies and practices as they relate to our employees are reasonably likely to have a material adverse effect on us. We paid particular attention to programs that allow for variable payouts where an employee might be able to influence payout factors and programs that involve our executives. After due consideration, we concluded that risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on us.

Diversity

4. We note that you have not included any disclosure in response to Item 407(c)(2)(vi) of Registration S-K. Please discuss whether the nominating committee considers diversity in identifying nominees for director. If the committee has a policy with regard to the consideration of diversity in identifying director nominees describe how the policy is implemented and how the committee assesses the effectiveness of the policy. See Item 407(c)(2)(vi) of Regulation S-K.

Company Response:

We respectfully direct the Staff to the disclosure regarding diversity on page 16 of our definitive proxy statement filed April 26, 2010. There we state that our nominating and corporate governance committee does not have a formal policy regarding diversity beyond a statement in our corporate governance guidelines that diversity of experience should be one of the factors considered by the committee in assessing the qualifications of our directors and director candidates. Further, we state the belief of our board of directors that it is important to the company that our directors represent a diversity of viewpoints and that, in addition to diversity of experience, our nominating and corporate governance committee seeks director candidates with a broad diversity of professions, skills and backgrounds.

September 15, 2010

Based on this disclosure, we believe that we have complied with Item 402(c)(2)(vi) of Regulation S-K. We supplementally inform the Staff, however, that our nominating and corporate governance committee regularly evaluates our policies relating to the qualifications of our directors and composition of our board. Any changes in these policies as they relate to diversity will be disclosed in our future filings, as appropriate.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (650) 210-3155 with any questions or comments regarding this letter. Thank you for your assistance.

Respectfully submitted,

eHealth, Inc.

/s/ Scott Giesler
Scott Giesler
Vice President, Legal Affairs

cc:	Gary L. Lauer, President and Chief Executive Officer, eHealth, Inc.

Stuart M. Huizinga, Senior Vice President and Chief Financial Officer, eHealth, Inc.

Roger Stern, Wilson Sonsini Goodrich & Rosati, P.C.

Drew G. Markham, Wilson Sonsini Goodrich & Rosati, P.C.